AB 6/2

[redacted]

11021957

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 53342

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BARRETTO SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 2nd Avenue - Suite 2420
(No. and Street)

Seattle (City) Washington (State) 98104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Toski, Schaefer & Co., P.C.
(Name – *if individual, state last, first, middle name*)

555 International Drive (Address) Williamsville (City) New York (State) 14221 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/2

OATH OR AFFIRMATION

I, Landon Barretto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barretto Securities, Inc., as of March 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A - None

Brenda Balogh Notary Public
130-1208 Homer Street
Vancouver, B.C. V6B 2Y5
604-685-1544

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

555 INTERNATIONAL DR.
WILLIAMSVILLE, NY 14221
(716) 634-0700

14 CORPORATE WOODS BLVD.
ALBANY, NY 12211
(518) 935-1069

INDEPENDENT AUDITORS' REPORT

The Stockholder
Barretto Securities Inc.:

We have audited the accompanying statement of financial condition of Barretto Securities Inc. (the Corporation) as of March 31, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barretto Securities Inc. as of March 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Computation of Net Capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Toski, Schaefer & Co. P.C.

Williamsville, New York
May 18, 2011

EMAIL: toski@toskischaefer.com
WEBSITE: www.toskischaefer.com

BARRETTO SECURITIES INC.
Statement of Financial Condition
March 31, 2011

Assets

Cash	$	12,497
Loan receivable - stockholder		37,002
Due from related party		2,200
Prepaid expenses		4,000
Total assets	$	55,699

Liabilities and Stockholder's Equity

Liabilities - accounts payable and accrued expenses		3,913
Stockholder's equity:		
Common stock, $1 par value, 20,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		53,433
Retained earnings		(1,747)
Total stockholder's equity		51,786
Total liabilities and stockholder's equity	$	55,699

See accompanying notes to financial statements.

BARRETTO SECURITIES INC.
Statement of Operations
Year ended March 31, 2011

Operating income:	
Commissions:	
Investment banking	$ 139,396
Mutual funds	66,757
Investment income	2,000
Total operating income	208,153
Operating expenses:	
Commissions	86,500
Professional fees	30,002
Rent	29,000
Database membership	19,313
Vehicles, travel and entertainment	12,439
Employee benefits	10,214
Miscellaneous	8,683
Regulatory fees	6,159
Office supplies	2,619
Postage	1,980
Telephone	1,794
Advertising	1,271
Insurance	914
Payroll taxes	30
Total operating expenses	210,918
Loss before provision for income taxes	(2,765)
Provision for income taxes	2,067
Net loss	$ (4,832)
Basic loss per share	$ (48.32)

See accompanying notes to financial statements.

BARRETTO SECURITIES INC.
Statement of Changes in Stockholder's Equity
Year ended March 31, 2011

	Common stock	Additional paid-in capital	Retained earnings	Total
Balances at March 31, 2010	$ 100	53,433	3,085	56,618
Net loss	-	-	(4,832)	(4,832)
Balances at March 31, 2011	$ 100	53,433	(1,747)	51,786

See accompanying notes to financial statements.

BARRETTO SECURITIES INC.
Statement of Cash Flows
Year ended March 31, 2011

Cash flows from operating activities:	
Net loss	$ (4,832)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in:	
Due from related party	(1,300)
Prepaid expenses	(4,000)
Accounts payable and accrued expenses	(1,417)
Net cash used in operating activities	(11,549)
Cash flows from investing activities - decrease in loan receivable - stockholder	11,954
Net increase in cash	405
Cash at beginning of year	12,092
Cash at end of year	$ 12,497

Supplemental cash flow information - cash paid for income taxes	$ 911

See accompanying notes to financial statements.

BARRETTO SECURITIES INC.
Notes to Financial Statements
March 31, 2011

(1) Organization

Barretto Securities Inc. (the Corporation) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Corporation maintains its main office in Seattle, Washington and its customers are located throughout North America. The Corporation is engaged principally in the sale of private placements, mutual funds and variable annuities.

(2) Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

(a) Basis of Accounting
The books of account are maintained and financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Under this accrual method, revenues are recorded when earned and expenses are recorded when incurred.

(b) Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Equivalents
For purposes of reporting cash flows, cash includes money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

(d) Concentration of Credit Risk
The Corporation is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

(e) Advertising
Advertising costs are expensed as incurred.

(2) Summary of Significant Accounting Policies, Continued

(f) Subsequent Events

The Corporation has evaluated events after March 31, 2011, and through May 18, 2011, which is the date the financial statements were available to be issued, and determined that any events or transactions occurring during this period that would require recognition or disclosure are properly addressed in these financial statements.

(g) Income Taxes

The Corporation is liable for federal and state income taxes on any taxable income generated.

(3) Related Party Transactions

Related party transactions as of and for the year ended March 31, 2011 are as follows:

(a) Loan Receivable - Stockholder

Loan receivable - stockholder amounted to $37,002 at March 31, 2011. This represents an interest bearing advance to the stockholder due May 2011.

(b) Rent Expense

The Corporation rents office space on a month-to-month basis from an affiliate of the former stockholder under an informal rental agreement. Rent expense under this agreement amounted to $9,000 for the year ended March 31, 2011.

The Corporation rented office space from an affiliate of the stockholder without a rental agreement during the year ended March 31, 2011. Rent expense under this agreement amounted to $20,000 for the year ended March 31, 2011. On April 1, 2011, the Corporation entered into a month to month rental agreement with this affiliate at $5,000 per month.

(4) Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The Corporation paid $486 in federal taxes and $425 in state taxes during the year ended March 31, 2011. There are no material temporary differences giving rise to deferred taxes.

The provision for income taxes consists of the following for the year ended March 31, 2011:

Current:	
State	$ 1,581
Federal	486
	$ 2,067

The Corporation's provision for income taxes differs from the expected tax benefit (calculated by applying the U.S. Federal statutory income tax rate of 34% to loss before income taxes) primarily as a result of state income taxes, permanent timing differences and the effect of graduated tax rates.

(4) Income Taxes, Continued

The Corporation recognizes the financial statement effects of tax positions taken or expected to be taken in its tax return when it is more-likely-than-not, based on the technical merits, that the tax position will be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. At March 31, 2011, management determined the Corporation had no uncertain tax positions which would fail such recognition criteria.

The Corporation has federal and state net operating losses available to carryforward to future years as follows:

	Federal	State
Loss from year ended March 31, 2011	$ 4,376	2,765

(5) Net Capital Requirements

The Corporation is subject to the SEC Uniform Net Capital Rule (See Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (generally, Corporation capital less reductions for assets not readily convertible into cash at full value). There are restrictions on a broker-dealer's operations if aggregate indebtedness exceeds 10 times net capital.

At March 31, 2011, the Corporation's net capital and required net capital (as defined) were $8,584 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was approximately 0.46 to 1.

(6) Reserve Requirement

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Corporation's business (note 1) these conditions are satisfied and the Corporation claims an exemption under subparagraph (k)(2)(i) of the Rule.

(7) Reconciliation of Focus Report

Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 requires a reconciliation of the audited computation and the broker-dealer's corresponding unaudited Part IIA. Review of Form X-17A-5 presented by the Corporation, disclosed that no material differences exist.

BARRETTO SECURITIES INC.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2011

Net Capital:	
Total stockholder's equity from statement of financial condition	$ 51,786
Deduct non-allowable assets from statement of financial condition	(43,202)
Net capital	8,584
Computation of basic net capital requirement - net capital requirement (greater of 6 2/3% of aggregate indebtedness $261 or $5,000)	(5,000)
Excess net capital	$ 3,584
Aggregate indebtedness - accounts payable and accrued expenses	$ 3,913
Ratio - Aggregate indebtedness to net capital	0.46 to 1

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

555 INTERNATIONAL DR.
WILLIAMSVILLE, NY 14221
(716) 634-0700

14 CORPORATE WOODS BLVD.
ALBANY, NY 12211
(518) 935-1069

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Stockholder
Barretto Securities Inc.:

In planning and performing our audit of the financial statements of Barretto Securities Inc. (the Corporation) as of and for the year ended March 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

EMAIL: toski@toskischaefer.com
WEBSITE: www.toskischaefer.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Corporation's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Toski, Schaefer & Co. P.C.

Williamsville, New York
May 18, 2011

BARRETTO SECURITIES INC.

Financial Statements and Supplemental Schedule

Year ended March 31, 2011

(With Independent Auditors' Report and
Supplemental Report on Internal Control)

TOSKI, SCHAEFER & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

BARRETTO SECURITIES INC.

Financial Statements and Supplemental Schedule

Year ended March 31, 2011

(With Independent Auditors' Report and
Supplemental Report on Internal Control)

BARRETTO SECURITIES INC.

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